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Batter on Deck

Food

Portland, OR 97201
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $30,000 invested.
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THE PITCH
Batter on Deck is seeking investment to to expand by opening new locations.
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ON THE GO WITH JOE AT BATTER ON DECK FOR BLACK RESTAURANT WEEK
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OUR STORY

Batter on Deck is a black-owned food cart owned by Portland native Isaiah Bostic. After facing the adversity of having a hard time finding employment he enjoyed due to a criminal background obtained as a youth, he decided to start his own company. Being a fan of fair foods and corn dogs in particular, Isaiah thought it would be great to be able to enjoy them year-round. Once the idea sparked it quickly grew into much more than your average corn dog and expanded with various other specialty sausages.

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INTENDED USE OF FUNDS

The capital raised through Mainvest will be used to expand to two additional food carts in popular parts of Portland and to get into stadiums that have already shown interest in working with us.

We will purchase new equipment to improve efficiency and quality of the food
Hire new employees, creating new jobs and growing the team
Gain more exposure in new areas around Portland, OR
Get into stadiums in Oregon and eventually around the country!
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BATTER ON DECK
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WHATS ON THE MENU?

It is Isaiah's goal to provide quality food, excellent customer service, and to one day be in your local stadium to enjoy.

Corn dogs - Freshly made gourmet corndogs with various fillings from chicken sausage to beef
Tornado Potatoes - our unique creation composed of a spiral cut potato, deep friend with various delicious toppings from buffalo chicken to Philly cheesesteak
Kids meals - mini corn dog, chips and a drink

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REAL REVIEWS FROM REAL CUSTOMERS

Don't just listen to us. Let our customers tell you why Batter on Deck is so amazing!

"Let me tell you, those yucky frozen corn dogs have absolutely NOTHING on fresh made ones here at Batter on Deck" - Alicia H.
"Drove an hour today with our family of 5 to finally try this out! SO worth it! Excellent service, delicious food, the lemonade was incredible!" -Katie H.
"We went for the first time at the recommendation of a friend, and tried the bacon and cheddar Tornado Potato, and a Polish dog, and it was a-mazing!!! I can't wait to go back" - Vania M.

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PRESS
Black Restaurant Week: Supporting Black-owned food establishments in Portland

Black Restaurant Week creates culinary and cultural experiences by celebrating Black-owned restaurants, caterers, bakeries and food trucks.

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THE TEAM
Isaiah Bostic
Owner
Isaiah Bostic is a husband and a father of 5. After facing adversity of having a hard time finding employment he enjoyed due to a troubled background obtained as a youth, he decided to start his own company. Being a fan of fair foods, corn dogs in particular, Isaiah thought it would be great to be able to enjoy them year round. Once the idea sparked it quickly grew into much more than your average corn dog and expanded with various sausages such as bacon wrapped hot links and many more. In addition to choosing your favorite corn dog you can also enjoy a tornado potato which is a whole potato spiraled on a stick with your choice of topping.
It is Isaiah's goal to provide quality food, excellent customer service, and to one day be in your local stadium to enjoy.
Kierra
Co-owner

Kierra is that backbone of the company that no one sees. She handles all administrative work and is a big help on the marketing and networking side.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Second location $32,900
Third Location $32,900
Mainvest Compensation $4,200
Total $70,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$416,000	$647,712	$712,483	$783,731	$838,592
Cost of Goods Sold	$104,000	$161,928	$178,120	$195,931	$209,646
Gross Profit	$312,000	$485,784	$534,363	$587,800	$628,946

EXPENSES

Rent $54,000 $55,350 $56,733 $58,151 $59,604
Utilities $5,400 $8,407 $9,247 $10,171 $10,882
Salaries $149,760 $233,176 $256,493 $282,142 $301,891
Insurance $4,320 $4,428 $4,538 $4,651 $4,767
General Expenses $6,000 $6,150 $6,303 $6,460 $6,621
Marketing $6,000 $9,342 $10,276 $11,303 $12,094
Operating Profit $86,520 $168,931 $190,773 $214,922 $233,087

This information is provided by Batter on Deck. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $70,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends June 30, 2021

Summary of Terms

Legal Business Name Batter on Deck

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 2%-2.9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2029

Financial Condition

Historical milestones

Batter on Deck has been operating since May 2020 and has since achieved the following milestones:

Opened a food cart in Portland, Oregon

Achieved our highest monthly revenue of $11,000 in July 2020.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Batter on Deck forecasts the following milestones:

Secure two new food cart locations in Portland, Oregon by September, 2021.

Achieve about $640,000 revenue per year by 2023.

Achieve about $160,000 profit per year by 2023

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Batter on Deck's fundraising. However, Batter on Deck may require additional funds from alternate sources at a later date.

Financial liquidity

Batter on Deck has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Batter on Deck expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Batter on Deck to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Batter on Deck operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Batter on Deck competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Batter on Deck's core business or the inability to compete successfully against the with other competitors could negatively affect Batter on Deck's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Batter on Deck's management or vote on and/or influence any managerial decisions regarding Batter on Deck. Furthermore, if the founders or other key personnel of Batter on Deck were to leave Batter on Deck or become unable to work, Batter on Deck (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Batter on Deck and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Batter on Deck is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Batter on Deck might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Batter on Deck is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Batter on Deck

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Batter on Deck's financial performance or ability to continue to operate. In the event Batter on Deck ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Batter on Deck nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Batter on Deck will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Batter on Deck is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Batter on Deck will carry some insurance, Batter on Deck may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Batter on Deck could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Batter on Deck's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Batter on Deck's management will coincide: you both want Batter on Deck to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Batter on Deck to act conservative to make sure they are best equipped to repay the Note obligations, while Batter on Deck might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Batter on Deck needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Batter on Deck or management), which is responsible for monitoring Batter on Deck's compliance with the law. Batter on Deck will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Batter on Deck is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Batter on Deck fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Batter on Deck, and the revenue of Batter on Deck can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Batter on Deck to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Batter on Deck. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion
Batter on Deck isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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